Morgan Stanley New York Tax Free Income Fund

522 Fifth Avenue

New York, NY 10036

April 29, 2010

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:	Larry Greene, Division of Investment Management
Mail Stop 0505

Re:	Morgan Stanley New York Tax Free Income Fund (the “Fund”)
(File No. 2-95664; 811-4222)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A, filed with the Securities and Exchange Commission (the “Commission”) on February 25, 2010 incorporating changes to the Prospectus and Statement of Additional Information.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 31 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about April 29, 2010.

GENERAL COMMENTS TO FORM N-1A

Comment 1.	Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.                               This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

Comment 2.	Please consider adding risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Fund invests.

Response 2.                               The Fund has reviewed the risk disclosure in the Prospectus and believes that the sections entitled “Fund Summary—Principal Risks” and “Additional Information about the Fund’s Investment Objective, Strategies and Risks” currently provide adequate disclosure relating to the risks of the securities in which the Fund invests. Thus, the Fund respectfully believes that additional disclosure is not necessary.

Comment 3.	Please include the enhanced disclosure regarding director qualifications and past directorships pursuant to the Commission’s amendments to the proxy rules and Form N-1A.

Response 3.                               We have revised the disclosure accordingly.

Comment 4.	Please ensure that the font size used in the registration statement complies with the requirements of Rule 420 under the Securities Act of 1933.

Response 4.                               The font size complies with the requirements of Rule 420.

Comment 5.	Please revise the paragraph under the section entitled “Fees and Expenses” in the Summary section of the Prospectus to delete the word “briefly.”

Response 5.                               The disclosure has been revised accordingly.

Comment 6.	Please change the caption in the Fee Table from “Advisory Fee” to “Management Fee.”

Response 6.                               We respectfully acknowledge your comment; however, we refer to this fee as an advisory fee in the Prospectus and SAI and prefer to keep this caption consistent across all funds in the Morgan Stanley Fund Complex.

Comment 7.

With respect to the “Fee Waiver and/or Expense Reimbursement” line in the Annual Portfolio Operating Expenses table, please delete the footnote associated with such line item.  In addition, with respect to the fee waiver and/or expense reimbursement footnote, please indicate that such fee waiver and/or expense reimbursement will continue until at least April 30, 2011.

Response 7.                               We respectfully acknowledge the Staff’s comment; however, the Fund believes that the placement of the footnote next to the “Fee Waiver and/or Expense Reimbursement” line is appropriate.  The disclosure in the fee waiver and/or expense reimbursement footnote has been revised in response to the second part of the comment.

Comment 8.

In the future, please provide completed Fee Tables (including any footnotes) to the Staff in the 485(a) filing to the extent that such information is available at the time of filing; however, please include such completed Fee Tables in the upcoming 485(b) filing.

Response 8.                               The Fund acknowledges the Staff’s comment and will provide completed Fee Tables (including any footnotes) in the Fund’s 485(b) filing which will be filed on or about April 29, 2010.

Comment 9.

With respect to the “Fee Waiver and/or Expense Reimbursement” line in the Annual Fund Operating Expenses table, the disclosure describing the waiver states that the Adviser is waiving all or a portion of the Fund’s advisory fees or other expenses.  Please clarify what, if any, expenses are excluded from the waiver.

Response 9.                               The disclosure has been revised accordingly.

Comment 10.	Please confirm supplementally that there is no provision for the recoupment or recapture of fees that have been waived.

Response 10.                         There is currently no provision for the recoupment or recapture waived fees.

Comment 11.	Please delete the parenthetical language in the paragraph that immediately precedes the Example tables.

Response 11.                         We respectfully acknowledge the Staff’s comment; however, we believe that this language is needed to understand the amounts reflected in the Example tables.

Comment 12.	Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses table, if appropriate.

Response 12.                         This line item is not applicable to the Fund at this time.

Comment 13.	Please delete the asterisk footnote immediately following the Fee Table.

Response 13.                         We respectfully acknowledge the Staff’s comment; however, we believe that this language is needed to understand the amounts reflected in the Example tables.

Comment 14.	Please delete footnotes 1, 2 and 4 following the Fee Table.

Response 14.                         We respectfully acknowledge the comment but believe that the disclosure contained in footnotes 1 and 2 is permitted by Form N-1A.  Please see Comment 15 for a discussion of footnote 4.

Comment 15.

With respect to footnote 3 to the Fee Table, please insert “Class B” between the first and second words.  Please delete the second sentence and replace with “and the Class C CDSC is only applicable if you sell your shares within one year after purchase.”  Please delete footnote 4.

Response 15.                         The requested changes have been made, except we believe that the second sentence is applicable and therefore that disclosure remains.

Comment 16.	In the section entitled “Fund Summary—Principal Investment Strategies,” please include language that describes how the portfolio managers determine what investments to buy and sell.

Response 16.                         The requested disclosure is contained in the second paragraph of the referenced section.

Comment 17.	Please add a description of inverse floaters to the section entitled “Fund Summary—Principal Investment Strategies.”

Response 17.                         We respectfully acknowledge the comment; however, we believe that the current disclosure is adequate.  We note that the section entitled “Additional Information about the Fund’s Investment Objective, Strategies and Risks—Principal Investment Strategies” contains a description of inverse floaters.

Comment 18.

In connection with the Fund’s use of derivative instruments, the disclosure in the section of the Prospectus entitled “Fund Summary—Principal Investments Strategies” states that the Fund may use derivative instruments “… for a variety of purposes, including hedging, risk management, portfolio management or to earn income.”  Please add disclosure explaining how the Fund uses derivatives for portfolio management purposes.

Response 18.                         In certain instances, the Fund may use derivatives, in addition to direct investments in securities, in seeking to meet its investment objective.  Included in the “Principal Investment Strategies” section is disclosure stating that the Fund’s investments in derivatives will count toward the Fund’s investment policies and names rule policy to the extent that the derivatives have economic characteristics similar to the investments included within that policy.  We believe this disclosure explains how the Fund uses derivatives for portfolio management purposes.

Comment 19.	Please consider adding New York State specific risk disclosure to the “Principal Risks” section.

Response 19.                         The Fund has reviewed the risk disclosure in the Prospectus and believes that the sections entitled “Fund Summary—Principal Risks” and “Additional Information about the Fund’s Investment Objective, Strategies and Risks” currently provide adequate disclosure relating to the risks of the securities in which the Fund invests. Thus, the Fund respectfully believes that additional disclosure is not necessary.

Comment 20.

Please revise the first sentence of the first paragraph under the section entitled “Past Performance” in the Summary section of the Prospectus as follows: “The bar chart and table below provide some indication of the risks of investing in the Fund by showing changes in the Fund’s Class B shares’ performance from year to year and by showing how the Fund’s average annual returns for the past one, five and 10 year periods compared with those of a broad measure of market performance. The Fund’s returns include the maximum applicable sales charge for each Class and assume you sold your shares at the end of each period (unless otherwise noted).  The Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future. Updated performance information is available online at www.morganstanley.com/im or by calling toll-free (800) 869 - NEWS.”

Response 20.                         The disclosure has been revised accordingly, but also takes into account the comparison of the Fund’s performance with an index that represents a group of similar mutual funds.  Please also see Response 21.

Comment 21.	Please delete the paragraph following the bar chart under the section entitled “Annual Total Returns—Calendar Years” in the Summary section of the Prospectus.

Response 21.                         The paragraph has been deleted as requested and this disclosure has been moved to the paragraph that precedes the Annual Total Returns table.

Comment 22.	Please remove all footnotes to the Average Annual Total Returns table.

Response 22.                         We acknowledge the comment but respectfully believe that the asterisk footnote and footnote 1 are explanatory in nature and do not alter or add to the disclosure permitted in the Average Annual Total Returns table.  With respect to footnotes 2 and 3, Item 4(b)(2)(iii) requires the Average Annual Total Returns table to include the returns of an appropriate broad based securities market index as defined in Instruction 5 to Item 27(b)(7).  Instruction 2(b) to Item 4 further allows a fund to include information for one or more other indexes as permitted by Instruction 6 to Item 27(b)(7).  Footnotes 2 and 3 provide an explanation to investors as to why the particular indexes chosen by the Fund provide appropriate comparisons to the Fund’s performance as contemplated by these Instructions.

Comment 23.

Please delete  “only for the Fund’s Class B shares and returns are” from the first sentence of the last paragraph under the section entitled “Average Annual Total Returns” in the Summary section of the Prospectus.  In addition, please delete the last sentence of that same paragraph if after-tax returns are not higher than before-tax returns.

Response 23.                         The requested change to the first sentence of the paragraph has been made.  With respect to the last sentence of the paragraph, we respectfully acknowledge the Staff’s comment; however, we believe that the current disclosure is permitted by Form N-1A.

Comment 24.

Please revise the disclosure in the section of the Prospectus entitled “Fund Summary—Investment Adviser—Portfolio Managers” to read as follows: “The Fund is managed by members of the [     ] team.  Information about the member[s] jointly and primarily responsible…”

Response 24.                         The disclosure has been revised accordingly.

Comment 25.	Please revise the disclosure in the section of the Prospectus entitled “Fund Summary—Purchase and Sale of Fund Shares” as follows:

(a) Delete the first paragraph;

(b) Delete the asterisk footnote below the “Minimum Investment Amounts” table;

(c) Delete the first sentence of the paragraph immediately following the “Minimum Investment Amounts” table;

Response 25.                         With respect to Comment 25(a), the disclosure has been revised accordingly.  With respect to Comments 25(b) and (c), we respectfully acknowledge the Staff’s comments; however, we believe that the disclosure is appropriate.

Comment 26.

Please revise the first sentence of the disclosure in the section of the Prospectus entitled “Fund Summary—Payments to Broker-Dealers and Other Financial Intermediaries” to delete “which may be affiliated or unaffiliated with the Adviser,” and “(out of their own funds and not as an expense of the Fund)”.

Response 26.                         The disclosure has been revised accordingly.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 27.

The Statement of Additional Information contains disclosure on Combined Transactions.  If these types of transactions are principal investment strategies of the Fund, they should be disclosed in the Prospectus.

Response 27.                         While the Fund is permitted to enter into combined transactions, doing so is not a “principal investment strategy” of the Fund as that term is defined in Item 4 of Form N-1A and, therefore, we believe this disclosure is appropriately placed in the SAI only.

Comment 28.	Please confirm that the Fund’s concentration policy set forth under Investment Restriction #2 complies with the Staff’s position that a concentration policy applies to investments of 25% or more.

Response 28.                         Although the Fund’s concentration policy set forth under Investment Restriction #2 refers to investments of more than 25%, the Fund will comply with the Staff’s position that a concentration policy applies to investments of 25% or more.  In addition, Investment Restriction #2 limits the Fund from acquiring securities of issuers within one industry, if, as a result of such acquisition, more than 25% of the value of the Fund’s total assets would be invested in securities of companies within such industry.

Comment 29.

The Fund’s concentration policy in Investment Restriction #2 provides an exception to this concentration policy for U.S. Government and municipal obligations.  Please state whether private activity bonds, which are issued by public authorities, are considered to be part of this exception.

Response 29.                         Private activity bonds are considered to be part of this exception.

As you have requested and consistent with Commission Release 2004-89, the Fund hereby acknowledges that:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6984 (tel) or (646) 452-4831 (fax) or Stuart Strauss of Dechert LLP at (212) 698-3529 (tel) or (212) 698-0453 (fax).  Thank you.

Best regards,

/s/ Eric Griffith

Eric Griffith